September 21, 2005
Mark S. Webb
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Residential Capital Corporation Registration Statement on Form S-4 (File No. 333-126640)
Dear Mr. Webb:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Residential Capital Corporation hereby requests that the effectiveness of the referenced Registration Statement be accelerated so that said Registration Statement will become effective at 10:00 a.m. EDT on September 23, 2005, or as soon thereafter as practicable.
     In connection with this acceleration request, the Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ David A. Marple
David A. Marple
General Counsel Residential Capital Corporation

cc:	Philip J. Niehoff

RESIDENTIAL CAPITAL CORPORATION
8400 Normandale Lake Blvd., Suite 250
Minneapolis, MN 55437
t: 952.857.7000
w: www.rescapholdings.com